Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, and Frankfurt: OP6

CORRECTION - PRESS RELEASE:

In the news release, Milestone: Test Work Proves Metallurgical Viability At Jugan Hill, Bau Goldfield, East Malaysia issued September 10, 2012 by Olympus Pacific Minerals Inc. over Marketwire, we are advised that the Bau NI 43101 resource statement after the first paragraph, should read,*M&I 913,500 ounces Au (17,050,800 tonnes @ 1.67 g/t Au). The corrected release is enclosed.

Press release - for immediate distribution

Milestone: Test Work Proves Metallurgical Viability At Jugan Hill, Bau Goldfield, East Malaysia

Toronto, September 11, 2012 - Olympus Pacific Minerals Inc.,
Located in East Malaysia, Central Bau is a large and historic goldfield with an established NI 43101/JORC* gold resource. Currently Olympus controls  83% of the project which will increase to 93% over the next two years. For the past few months Olympus Pacific’s team has been testing metallurgy of the Jugan Hill deposit** in the Bau goldfield as part of the feasibility study. The study is due for completion in 2013.  Jugan Hill is shaping up to be larger than was first foreseen; it’s one of multiple gold prospects on the property and the first to undergo comprehensive metallurgy testing.  The company is pleased with the results of phase 1.
*M&I 913,500 oz Au (17,050,800 tonnes @ 1.67 g/t Au) Inferred 2,108,100 oz Au (50,062,000 tonnes @1.31 g/t Au)
**158,500 oz Au Measured ( 3,425,000 tonnes @ 1.44g/t Au), 500,600 oz Au Indicated ( 10,259,000 tonnes @ 1.52g/t)

Results of Phase 1 metallurgical testing

●	Overall potential for Pressure Oxidation is 98% gold recovery
●	Overall potential for Albion is 92% gold recovery
●	Flotation recoveries up to 95%
Note: Flotation concentrates were used to calculate recovery rates

Central Bau is known to be similar to the Carlin area in Northern Nevada, one of the largest gold producing areas in the world.  “One of our early challenges is to learn which process is best suited to the styles of ore in the goldfield, these tests are confirming our theories, and that’s really encouraging.”  Similar again to Carlin, Bau has a mixture of both refractory and non-refractory ore, Olympus is interested in selecting the process that maximizes recovery and minimizes costs as it moves ahead with its feasibility studies. “Although it’s early days we feel the initial results speak for themselves.  A possible 90-98% oxidation recovery rate is as good as anyone might hope for.” John Seton (CEO) also says “These test results will be a tremendous boon to the Bau project as some people felt the refractory ore complex would hinder development at Jugan Hill.  That’s simply not the case, these results are proving to be industry standard or better. Proving that both Albion and  Pressure Oxidization are viable processes.”

OYM has partnered with SGS laboratories, Perth, Australia who’ve undertaken grinding & flotation testing on a nearly half tonne core sample carrying an average grade of 2.7g/t Au taken from metallurgical drill holes at the Jugan Hill deposit.

Half of the floatation concentrates was used to complete three pressure oxidization tests and cyanide gold extraction. The remaining flotation concentrates was sent to Core Technologies/HrlTesting in Brisbane, Australia. There, the flotation concentrates was subjected to IsaMill fine grind and Albion leach test, followed by CIL gold extraction.

Important facts -  Phase 1

Grinding results

●	Ball mill and rod mill bond work indices are average
●	The abrasion index is very low - ore is a good candidate for SAG milling

Flotation results:
●	The rougher flotation can potentially recover 95% of the gold

Pressure Oxidation results on flotation concentrate
●	Using pressure oxidation at a relatively low temperature of 180°C - gold recovery of 98%

Albion recoveries on flotation concentrate
●	Using Albion process - gold recovery of 92%

 Phase 2

In phase, two Olympus will send further drill-hole samples with a range of grades form 1.2g/t Au to 4.4 g/t Au to Core Technologies/HrlTesting for optimised grinding and flotation test work.

The same laboratories will begin optimized Albion test work on half the flotation concentrates. The other  half will undergo further Pressure Oxidization test-work at SGS.

Running concurrently will be detox and environmental tests as well as reagent consumption & equipment sizing as we move forward with the feasibility study.

Olympus is a diversified gold production and exploration company with three core assets located in East Malaysia and Vietnam and an exploration project in the northern Philippines. The Company has two producing gold mines in central Vietnam, which generates operating cash from current production. The Bau Gold Field is currently in full feasibility with an established N1 43-101/JORC resource that’s expected to increase in the fourth quarter CY2012 resulting from the Company’s current drilling program.

Olympus Pacific Minerals Inc.
John A.G. Seton,
Chief Executive Officer

For further information contact:

James W. Hamilton
Vice President
Investor Relations

Tel:           +1-416-572-2525
TF:           +1-888-902-5522
TF:           +61 800-308-602 (Australia)
Fax:           +1-416-572-4202

ir@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “ Competent Person” , as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve”  and a “ Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “ independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.